PRESS RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy’s CEO Interviewed by WallSt.Net, an Open Network Financial Community

DALLAS – May 19, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today reported that an energy securities analyst on WallSt.Net, an open network financial community, has interviewed Richard McAdoo, Continental’s President & CEO, on the company’s exploration drilling efforts in Indonesia. Investors can hear the interview in full by clicking on www.wallst.net .

During the interview, McAdoo updated the analyst on the company’s oil and gas exploration drilling prospects over the coming 12-18 months. The CEO said that the company envisions two significant milestones over the period: equity funding to advance its efforts, and successful results in its Production Sharing Contract (PSC) programs. He noted that its Bangkudulis Oil Field and Bengara-II Block are situated in areas that have been productive for more than 100 years. He said 2004-2005 plans include three exploration wells in the Bengara-II Block.

Asked about the company’s outlook given the current state of the world’s energy marketplace, McAdoo concluded that small oil and gas exploration companies offer a big bang for the buck for investors. He said currently high and escalating energy prices place Continental Energy in a unique position to capitalize on these developments.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling over 3 million acres; and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" Gary R. Schell "

Director

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Craig Doctor 604-278-4656 or Mr. Gary Schell  604-532-6066 or

Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240